82-3322


GRASIM
ADITYA BIRLA GROUP

02 FEB -5 AM 8:50

AIR MAIL
31st October, 2001


02002930

SUPPL

To,

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459
USA

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the quarter/half year ended 30th September, 2001, which have been taken on record by the Board of Directors of the Company at its meeting held today. The results for the half year ended 30th September, 2001 have also been reviewed by the Auditors of the Company.

2. An elaborate note in respect of the above is enclosed herewith which shall also be released as Press Release during the day.

Thanking you,
Yours faithfully,
for **GRASIM INDUSTRIES LIMITED**

Ashok Malu
Company Secretary

Encl : as above

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

GRASIM INDUSTRIES LIMITED
Factory & Regd. Office : Birlagram - 456 331 NAGDA (M.P.) INDIA Telephone : (07366) 46760-66 Fax : (07366) 44114 46024
E- Mail : grsmsfd@vsnl.com

Press Release

Mumbai, 31st October,2001


GRASIM
ADITYA BIRLA GROUP

ADITYA BIRLA GROUP'S GRASIM INDUSTRIES LIMITED

REPORTS SATISFACTORY PERFORMANCE FOR Q2 - FY 2002

Net Profit after Current Tax: Rs.94 Crores, Up by 5%

(Rs. crores)

	Quarter Ended 30.09.2001 (Un-audited)	Quarter Ended 30.09.2000 (Un-audited)	Variation %
Net Turnover	1207.2	1192.2	1.3
Gross Profit	163.4	158.4	3.2
Profit before Taxes and Extraordinary Items	101.5	95.4	6.4
Profit after Current Tax	93.5	89.4	4.6
Net Profit after total Taxes but before Extraordinary Items	84.0	82.8	1.4
Extraordinary items			
Loss on closure of Mavoor Plant - (Retrenchment Compensation/ Loss on Retirement of Fixed Assets)	(-) 37.4	-	
Employees' separation cost	(-) 15.0	(-)6.4	
Net Profit after Total Taxes and Extraordinary Items	31.6	76.4	

Grasim, the flagship Company of the Aditya Birla Group, has maintained its turnover at Rs.1207 crores (Rs.1192 crores) for the quarter ended September 2001. Gross profit is up by 3% at Rs.163 crores. The economic slowdown has adversely affected growth in the Fibre and Sponge iron sectors. But for this, Grasim's performance would have been much better.

Profit after provision for current taxes is higher by 5%, at Rs. 94 Crs., vis-à-vis that of Rs. 89 Crs. achieved in the corresponding quarter of the previous year. Superior performance from its Cement business, cost optimization and a substantially reduced interest burden helped Grasim post a positive bottomline.

EXTRAORDINARY ITEMS

As part of its restructuring, Grasim has shut down its Mavoor Plants. Consequently, the Company has provided for an extraordinary charge of Rs.37 crores towards payment to the 2300 employees and write down in the value of fixed assets retired from active use.

As part of its endeavours towards manpower rationalization, a sum of Rs.15 crores has

These actions would add to the Company's financial strength and improve its operating profits. The closure of Mavoor plants alone would result in savings in recurring expenditure on employees and other standing charges to the tune of Rs.27 crores annually.

OPERATIONS

The table below indicates Grasim's operations during the quarter:

Production Volumes-		**Q2 FY2002**	**Q2 FY2001**	**Variation**
Viscose Staple Fibre	M.T.	38886	54581	-29%
Cement	Mn. MT.	2.22	2.15	3%
White Cement	M.T.	62478	61676	1%
Sponge Iron	M.T.	126817	171008	-26%
Caustic Soda	M.T.	33287	32522	2%
Sales Volumes-				
Viscose Staple Fibre	M.T.	42730	52889	-19%
Cement	Mn. MT.	2.22	2.13	4%
White Cement	M.T.	62129	60344	3%
Sponge Iron	M.T.	110680	163786	-32%
Caustic Soda	M.T.	34139	32046	7%

NET REALISATION (Rupees per tonne)

	Q2 FY2002	**Q2 FY2001**	**Variation**
Viscose Staple Fibre	70034	68472	2%
Cement	1946	1795	8%
White Cement	5174	5313	-3%
Sponge Iron	5939	5847	2%
Caustic Soda	13562	10348	31%

Cement Business

Cement business's operational performance has been impressive. Production at 2.22 million metric tonnes and sales volumes at 2.22 million metric tonnes have risen by 3% and 4% respectively, over the corresponding quarter of the previous year. Realisations rose by 8% as compared to the corresponding quarter of last year.

As a part of its long term strategy and towards superior sustainable performance, Grasim has initiated several measures to increase productivity, optimise costs and expand its markets aggressively. Towards these, Grasim is implementing various plans entailing a capital outlay of Rs.530 Crores as indicated:

- Four Ready Mix Concrete Plants, of an aggregate capacity of 1 million cubic meters, have already been commissioned at Hyderabad, Chennai, Noida and Bangalore.
- A one million tonne capacity Cement Grinding Unit at Bhatinda to manufacture blended cement will be commissioned in the third quarter of this year.
- Two Power Plants of 23 MW and 12.5 MW at Aditya Cement and Grasim (South) respectively are expected to be operational by December 2002.
- Modernization of plants and capacity expansion through debottlenecking – which is ongoing, has resulted in capacity enhancement of 1 million MT so far. A further capacity addition of 1.80 million MT is expected in the next 15 months.

On completion of these projects, Grasim's cement manufacturing capacity will stand raised to 13.16 million tonnes by December, 2002, an increase of 33% over the capacity as on March, 2001.

A substantial part of the capex will be met from internal accruals. During the first half of the current year, Grasim has spent Rs. 119 crores on the above projects.

The Company's Cement business expects to sustain its growth in revenues and earnings. This optimism stems from the renewed focus on the infrastructure sector by the Government and the anticipated strong growth in the housing sector which would positively fuel the Cement sector.

VSF Business

Capacity utilisation at the Company's VSF plants has been considerably lower, at 70% vis-à-vis 99% in the corresponding quarter of last year This has been primarily due to the inventory built up last year in anticipation of water shortage at Nagda plant and weak sales volumes.

A recession in the domestic textiles market and the global slowdown of the textiles sector has adversely affected VSF sales which at 42730 MT are lower by 19% over the corresponding quarter of the previous year. While realisations were maintained, the operating margins were low due to the increase in the cost of certain inputs. However, Sales Volumes in Q2 were higher by 10% as compared to Q1 of this year.

To ensure growth, going forward, the VSF Division is exploring ways of expanding its markets through increased use of VSF in different textile and apparel segments. Alongside, Grasim has been fostering "Business Partner Relationships" with leading manufacturers of branded products. These proactive measures should fuel growth in this sector.

Chemical Business

The Chemical Division has posted improved results during the quarter under review. While capacity utilisation was marginally higher, sales volumes recorded a growth of around 7% as compared to the corresponding quarter of the previous year. Though realisations for its main product Caustic Soda, improved by 31%, there was a marked decline in realisations of ancillary products like Chlorine and Hydrochloric Acid.

Sponge Iron Business

The capacity utilisation of the plant was 56% as compared to 76% in the corresponding quarter, largely due to the annual planned shut down and the steep fall in supply of natural gas. The recession in the Automobile and Consumer goods sectors, return of one of the Sponge Iron majors into the merchant supply market, coupled with the imposition of anti-dumping duty on Hot Rolled Coil by U.S.A. took its toll on the sales volumes of this division. Despite these adverse conditions plaguing the industry, the division was able to marginally improve its realisations during the quarter.

OUTLOOK

Given Grasim's inherent strength, a continual stress on operational excellence, cost optimisation measures, effective financial management, continuous restructuring of business processes and the expected improvement in the cement sector, the prospects for the Company continue to be good.

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G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS

PHONES : 265 4239, 265 4313, 265 4298
FAX : (91-22) 265 4256
E-mail : gpk@bom5.vsnl.net.in

LODHA & CO
CHARTERED ACCOUNTANTS

12, Bhagat Singh Marg
New Delhi - 110001
PHONES : (91-11) 3362414, 3361738, 3345168
FAX : (91-11) 3314309
E-mail : lcm.del@sm9.sprintrpg.ems.vsnl.net.in

Hamam House,
Ambalal Doshi Marg,
(HAMAM STREET)
Mumbai 400 001

LIMITED REVIEW REPORT

TO,
THE BOARD OF DIRECTORS
GRASIM INDUSTRIES LIMITED
MUMBAI

We have reviewed the accompanying statement of un-audited financial results of Grasim Industries Ltd. for the period ended 30.09.2001. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

Based on our review conducted as above, nothing has come to our notice that cause us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the matter in which it is disclosed, or that it contains any material misstatement.

For **G.P. KAPADIA & CO**
Chartered Accountants

(Atul B. Desai)
Partner


G.P. KAPADIA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

For **LODHA & CO.**
Chartered Accountants

(Narendra Lodha)
Partner



Mumbai
Dated : 31st October 2001